UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                                XO Holdings, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    98417K106
                                    ---------
                                 (CUSIP Number)

                                 April 28, 2006
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                       [ ] Rule 13d-1(b)
                       [X] Rule 13d-1(c)
                       [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                --------------------

CUSIP No.  98417K106              13G                     Page 2 of 8 Pages
--------------------------                                --------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             11,608,399
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            11,608,399
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,608,399
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

----------------------------                            ------------------------

CUSIP No.  98417K106                 13G                Page  3   of  8 Pages
----------------------------                            ------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             11,608,399
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            11,608,399
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,608,399
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

Item 1(a):        Name of Issuer:
                  --------------

         The name of the issuer is XO Holdings, Inc., a corporation organized under the laws of the State of Delaware (the "Company").

Item 1(b):        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

         The Company's principal executive office is located at 11111 Sunset Hills Road, Reston, Virginia 20190.

Item 2(a):        Name of Person Filing:
                  ---------------------

         This Schedule 13G is filed by:

          (i) Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds; and

         (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position.

         The Management Company and Mr. Loeb are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):      Address of Principal Business Office or, if None, Residence:
                -----------------------------------------------------------

         The address of the principal business office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th Floor, New York, New York 10022.

Item 2(c):     Citizenship:
               -----------

     The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen.

Item 2(d):     Title of Class of Securities:
               ----------------------------

         Common Stock, par value $0.01 ("Common Stock").

Item 2(e):     CUSIP Number:
               ------------

         98417K106.

Item 3:        If this statement is filed pursuant to Rules  13d-1(b) or
               ---------------------------------------------------------
               13d-2(b) or (c), check whether the person filing is a:
               -----------------------------------------------------

A.             [ ] Broker or dealer registered under Section 15 of the Act,
B.             [ ] Bank as defined in Section 3(a)(6) of the Act,
C.             [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
D.             [ ] Investment Company registered under Section 8 of the
                   Investment Company Act of 1940,
E.             [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)
                   (E),
F.             [ ] Employee Benefit Plan or Endowment Fund in accordance with
                   13d-1(b)(1)(ii)(F),
G.             [ ] Parent Holding Company or control person in accordance with
                   Rule 13d-1 (b)(1)(ii)(G),
H.             [ ] Savings Association as defined in Section 3(b) of the Federal
                   Deposit Insurance Act,
I.             [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.             [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4:        Ownership:
               ---------

The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

     A. Third Point LLC
        ---------------
     (a) Amount beneficially owned: 11,608,399 shares of Common Stock, consisting of 2,950,000 shares of Common Stock held by the Funds and 8,658,399 shares of Common Stock issuable upon conversion of shares of convertible preferred stock held by the Funds.
     (b) Percent of class: 6.1%. This percentage is based upon a total of 190,591,434 shares of Common Stock, calculated as the sum of (i) 181,933,035 shares of Common Stock issued and outstanding as of March 15, 2006, as reflected in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "Reported Share Number"), and (ii) the 8,658,399 shares of Common Stock issuable upon conversion of shares of convertible preferred stock held by the Funds.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 11,608,399
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 11,608,399

     B. Daniel S. Loeb
        --------------
     (a) Amount beneficially owned: 11,608,399 shares of Common Stock, consisting of 2,950,000 shares of Common Stock held by the Funds and 8,658,399 shares of Common Stock issuable upon conversion of shares of convertible preferred stock held by the Funds.
     (b) Percent of class: 6.1%. This percentage is based upon a total of 190,591,434 shares of Common Stock, calculated as the sum of (i) the Reported Share Number and (ii) the 8,658,399 shares of Common Stock issuable upon conversion of shares of convertible preferred stock held by the Funds.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 11,608,399
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 11,608,399

Item 5:  Ownership of Five Percent or Less of a Class:
------   --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:  Ownership of More than Five Percent on Behalf of Another Person:
------   ---------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:  Identification and Classification of the Subsidiary Which Acquired the
------   ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         --------------------------------------------------------

Not applicable.

Item 8:  Identification and Classification of Members of the Group:
------   ---------------------------------------------------------

Not applicable.

Item 9:  Notice of Dissolution of Group:
------   ------------------------------

Not applicable.

Item 10: Certification:
-------  -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 8, 2006



                                      THIRD POINT LLC


                                      By: /s/ Daniel S. Loeb
                                          --------------------------------------
                                          Name: Daniel S. Loeb
                                          Title: Chief Executive Officer




                                      /s/ Daniel S. Loeb
                                      ------------------------------------------
                                      Daniel S. Loeb





                 [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO
                               XO HOLDINGS, INC.]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated May 8, 2006, by and between Third Point LLC and Daniel S. Loeb.